Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended and

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: First Horizon National Corporation

File Number of Filer: 001-15185

Subject Company: Capital Bank Financial Corp.

File Number of Subject Company: 001-35655

The following is a transcript of an investor conference call that was conducted on May 4, 2017, a webcast of which has been made available at http://ir.fhnc.com/calendar.aspx?iid=100292.

May 04, 2017, 1:30PM GMT

FHN – First Horizon National Corp to Acquire Capital Bank Financial Corp – M&A Call

OVERVIEW:

FHN reported about its acquisition of Capital Bank. Aggregate consideration is about $2.2b or $40.84 per share based on 05/03/17 closing price.

CORPORATE PARTICIPANTS

Aarti Bowman First Horizon National Corporation – SVP of IR

Christopher G. Marshall Capital Bank Financial Corp. – CFO

D. Bryan Jordan First Horizon National Corporation – Chairman, CEO, President, Chairman of First Tennessee Bank National Association, CEO of First Tennessee Bank National Association and President of First Tennessee Bank National Association

R. Eugene Taylor Capital Bank Financial Corp. – Chairman, CEO, President, CEO of Capital Bank Corporation and President of Capital Bank Corporation

William C. Losch First Horizon National Corporation – CFO, EVP, CFO of First Tennessee Bank National Association and EVP of First Tennessee Bank National Association

CONFERENCE CALL PARTICIPANTS

Casey Haire Jefferies LLC, Research Division – VP and Equity Analyst

Ebrahim Huseini Poonawala BofA Merrill Lynch, Research Division – Director

Emlen Briggs Harmon JMP Securities LLC, Research Division – MD and Senior Research Analyst of Regional Banks

Geoffrey Elliott Autonomous Research LLP – Partner, Regional and Trust Banks

Jason Matthew Oetting JP Morgan Chase & Co, Research Division – Analyst

Jennifer Haskew Demba SunTrust Robinson Humphrey, Inc., Research Division – MD

John G. Pancari Evercore ISI, Research Division – Senior MD, Senior Equity Research Analyst and Fundamental Research Analyst

Kenneth Allen Zerbe Morgan Stanley, Research Division – Executive Director

Kevin Patrick Fitzsimmons Hovde Group, LLC, Research Division – Co-Head of Research

Michael Edward Rose Raymond James & Associates, Inc., Research Division – MD, Equity Research

Tyler Stafford Stephens Inc., Research Division – Research Analyst

PRESENTATION

Operator

Good morning, ladies and gentlemen. My name is Karen, and I will be your conference operator today. At this time, I would like to welcome everyone to the First Horizon Investor Conference Call. (Operator Instructions) I would now like to turn today’s call over to Ms. Aarti Bowman, Investor Relations. Please go ahead.

Aarti Bowman – First Horizon National Corporation – SVP of IR

Thank you, Karen. Please note that the slide presentation we’ll use in this call is posted on the Investor Relations section of our website at www.firsthorizon.com. Please note that this presentation may include forward-looking statements like those described on Slide 2. Please refer to our filings with the SEC, including our most recent annual and quarterly reports about the specific factors that could cause actual results to differ from these statements. Speakers available this morning include: First Horizon Chairman and CEO, Bryan Jordan; Capital Bank Chairman and CEO, Gene Taylor; First Horizon CFO, BJ Losch; and Capital Bank CFO, Chris Marshall. I’ll now turn it over to Bryan.

D. Bryan Jordan – First Horizon National Corporation – Chairman, CEO, President, Chairman of First Tennessee Bank National Association, CEO of First Tennessee Bank National Association and President of First Tennessee Bank National Association

Thanks, Aarti. Thank you all for joining the call this morning. I’m pleased to be here with Gene Taylor. We’re excited to announce the combination of our 2 companies, which we think is strategic and it’s compelling. I’m also pleased that Gene, who has an outstanding reputation in the business, is going to join our Board of Directors and be with us in this journey.

So glad to have you with us, Gene. We’ll flip through the slides and then we’ll open it up for questions. Beginning on Slide 3, as I mentioned, we think this greatly enhances our growth profile. It opens up and fills in our mid-Atlantic markets, it opens up our South Florida market, which are both demographically attractive and we think very good opportunities for growth and it actually enhances our growth. It places us very strongly with $40 billion in assets, which gives us more flexibility to serve our customers and our community.

And most importantly, it goes a tremendously long way towards hitting our bonefish targets. We have a great deal of confidence that by the time we get fully integrated in 2019, we will be on track to hit our ROE, ROA and efficiency targets. So we feel very, very good about this, the compelling financial nature of this.

We think we have structured what is an attractive deal for both sets of shareholders. We believe that it is. It’s got strong metrics and it is priced in a disciplined and strategic fashion. We have modeled fairly significant cost saves but we think — we’ve got cost-saving opportunities potentially above that. And we have not modeled in any revenue synergies, which we think, in all likelihood, exist and as we flip through the slides, we’ll touch on some of those. Over the last couple of months, we have done a great deal of due diligence, both organizations. We’ve had over 80 people involved over that two-month period, both looking at credit and processes, also looking at products. And we feel very, very good about the ability to combine the organizations.

We think there is a great natural fit of products and services, and we believe that leveraging on the strong integration — capabilities of both organizations, both at Capital Bank and at First Horizon, First Tennessee, we think we can do this integration in a fashion that will not only protect our customer business and our customer revenue but give us the opportunity to create a platform that can show extensive and rapid acceleration and growth. So with that, let me turn it over to BJ to walk you through some of the metrics.

William C. Losch – First Horizon National Corporation – CFO, EVP, CFO of First Tennessee Bank National Association and EVP of First Tennessee Bank National Association

Thanks, Bryan. Good morning, everybody. If we flip to Slide 4. Let’s take a look first at the transaction metrics from a financial perspective. We are very pleased with the metrics and how they look for this transaction.

It’s consistent with our stated strategy in regard to capital deployment in an M&A context. It provides for solid EPS accretion and tangible book value earned back along with attractive returns. It meaningfully improves our return, profitability, and growth profile. And the low premium nature of the transaction allows both sets of shareholders to participate in the success of the combined company. Specifically, you’ll see that the transaction consideration is approximately an 80-20 stock/cash mix, with the cash portion coming from pro forma internal liquidity sources.

With a fixed exchange ratio of 1.75 First Horizon shares plus $7.90 cash for each Capital Bank share, it puts the aggregate consideration at about

$2.2 billion or $40.84 per share based on yesterday’s closing price. Price-to-earnings and price to tangible book value metrics are shown here as well. And the EPS accretion of roughly 8% on a fully phased-in basis. We show you both the incremental and a crossover earn back period for the dilution at 2.2 years and 4.9 years. And the tangible book dilution is at 9.5% and we believe that both of these earn back metrics are well within desired time frame.

IRR is healthy at 15% plus, and as Bryan mentioned, we’re very pleased to have 2 members of Capital’s board joining ours, including Gene as the Vice Chairman.

As you well know, this agreement is subject to customary regulatory and shareholder vote approvals. But our current target for closing is sometime in the fourth quarter of 2017.

Turn with me to Slide 5. If we step back from the details of the transaction for just a minute and look at the highlights of the combination, we see 4 very compelling benefits from both a strategic and financial perspective: number one, it shifts our growth profile positively by enhancing our footprint in attractive Southeast markets with strong population and wealth formation. Number 2, we improve our competitive positioning by adding scale, scope and leveraging our existing infrastructure investments; number 3, we strengthen our business mix. We really like the complementary aspect of our businesses with both having a commercial orientation on the lending side and very solid core deposit funding basis;

and number four, it accelerates our ability to reach our long-standing bonefish financial targets. For those of you who know First Horizon, our bonefish strategy has guided our financial decision-making for several years. This combination meaningfully accelerates our ability to achieve those targets by both improving the profitability of our business model and leveraging our capital base more efficiently.

If you — as you can see on the right-hand side of this page, this combination accelerates our ability to get to our bonefish targets, as Bryan discussed. Our returns are strengthened by better returns on assets, cost efficiency and profitable capital deployment.

Importantly, planned cost savings will enable us to meaningfully improve our efficiency ratio by several hundred basis points. Our long-term fee income target does come down as the combination diversifies our revenue mix further and reduces the overall variability on revenues from our fixed income business.

And most importantly, we expect that fully phased in, we can reach our most important bonefish target: return on tangible common equity. And we will be very focused on doing that.

Slide 6. Though it’s hard to boil down to one slide the extraordinary work Gene, Chris, and the entire Capital Bank team have done over the last several years, I believe this page gives you a good glimpse of it.

They quickly bought several banks with long track records in their communities and transformed the lending and deposit mixes, talent and systems into a cohesive, commercially-focused bank with a common platform, systems and culture. This enabled them to create a strong organic growth engine as evidenced by the impressive double-digit loan growth with strong deposit growth they have delivered over the last 3 years, even while repositioning and running off certain portfolios.

If you turn to Slide 7, you’ll see we will operate in the majority of the most attractive markets in the Southeast and combine the growth characteristics as the states in which we will operate have strong population growth as well as a diverse mix of industries.

Turning to Slide 8. If you look at the competitive landscape in the Southeast and consider our positioning on a pro forma basis, we are very encouraged about the unique value proposition we will provide to the marketplace.

Both companies have prided ourselves on delivering bigger-bank capabilities with a community bank look and feel. The size and scope of our combined company will allow us to maintain that competitive advantage over both larger and smaller competitors.

We will have the balance sheet capacity, product set, talent, combined with local market autonomy and personalized service that will make for a unique and compelling value proposition in the marketplace. Market-wise, it’ll further strengthen our leadership position in Tennessee, in the Carolinas. The combination of our existing commercial businesses with the full-service capabilities of Capital Bank across the 2 states will improve our ability to effectively compete and win business. And in Florida, we were very impressed with Capital Bank’s operations as well as the opportunity to grow deposits and customer relationships in South Florida. So in summary, our balance sheet capacity, product set and market presence will give us the scale and platform we need to grow and expand profitably over the long term.

Turning to Slide 9. While we did not model any revenue opportunities, we do see many areas where we can leverage our combined expertise to improve the pro forma company. On the commercial side, we see meaningful opportunities to provide additional treasury management solutions to Capital Bank clients, more ability to win lending business due to larger balance sheet capacity. And the ability to use our deep specialty banking expertise in areas like asset-based lending, franchise finance, healthcare and other specialties that Capital Bank does not possess today.

On the consumer side, our current capabilities in private client and wealth management will fit nicely with Capital Bank’s existing client base. And in addition, we intend to optimize our deposit-taking capabilities to move Capital’s deposit per branch metrics more towards First Horizon’s higher levels.

Taking a look at our due diligence process on Slide 10. We believe we’re well positioned as an acquirer with transaction and integration experience across our franchise and we are partnering with an institution that also has extensive integration experience as well. As Bryan said, we conducted comprehensive due diligence with over 80 team members from both sides. We have validated financial assumptions in detail. And in particular, we validated cost savings assumptions across multiple diligence teams. From a credit perspective, we did an extensive credit review with detailed loans and deep-dives into portfolios using both our experts in FTN capital assets and loan trading group as well as our credit teams.

We feel very good about Capital Bank’s loan portfolios from an underwriting, documentation and valuation perspective. We conducted a multi-faceted compliance review as well with no issues identified. And as part of our merger planning efforts, we will be initiating a re due diligence effort as we work through the integration process to validate our original assumptions and look to take the best from both companies going forward.

Slide 11, you’ll see some of the key transaction assumptions related to balance sheet marks, CDI, amortization, cost savings and merger restructuring costs.

On Slide 12, you will see some of the multiples and financial impact, again, with a view of our capital ratios at close, which are strong. And with that, I’ll turn it back over to Bryan for some closing comments.

D. Bryan Jordan – First Horizon National Corporation – Chairman, CEO, President, Chairman of First Tennessee Bank National Association, CEO of First Tennessee Bank National Association and President of First Tennessee Bank National Association

Thanks. If you flip to Slide 13, we’ve always had a strong commitment to supporting our communities as Capital Bank has. Our employees and our communities are the driving force that makes us successful and we can’t thrive without the communities in which we have the chance to operate.

We’re proud of the awards we’ve won for being a great place to work and the flexibility we give our employees to give back through volunteering. We’re proud of the award — excuse me, we promoted financial literacy programs through our operation Hope program. We’ve worked to create a diverse workforce as well as a strong culture.

In the last year or so, we established a $50 million community development fund and we are adding $15 million to that fund to further help the markets in which we serve.

We look forward to supporting our expanded communities with the merger of Capital Bank and First Tennessee through healthy lending, investment as well as service activity.

And then in summary, on Slide 14, we are very excited about the opportunities this combination and partnership presents. It gives us a unique and compelling franchise in attractive Southeast markets. It brings together 2 organizations with very talented bankers who are dedicated to serving their customers and growing the business and driving strong profitability through a unique integration that creates significant efficiencies and opportunities for future growth and additional synergies.

Thanks to the employees, both of First Tennessee, First Horizon and Capital Bank for the great work that you both do, that you all do, to serve our customers and our communities every day. So with that, operator, Karen, we’ll take questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) And your first question comes from the line of Stephen Alexopoulos of JPMorgan.

Jason Matthew Oetting – JP Morgan Chase & Co, Research Division – Analyst

Okay, great. This is actually Jason Oetting on for Steve today. First question, while you haven’t really modeled them in, can you just go a little bit more in depth on potential revenue synergies? For example, I think what I’m curious on is, what do you think could happen to the growth rate of fees, for example?

D. Bryan Jordan – First Horizon National Corporation – Chairman, CEO, President, Chairman of First Tennessee Bank National Association, CEO of First Tennessee Bank National Association and President of First Tennessee Bank National Association

Yes, go ahead.

William C. Losch – First Horizon National Corporation – CFO, EVP, CFO of First Tennessee Bank National Association and EVP of First Tennessee Bank National Association

Jason, it’s BJ. I’ll start, maybe Bryan or others can jump in. If you look at our fee income ratio today at First Horizon, it’s 43% fee income to total revenue. Our bank proper without FDN is probably a little north of 30% and Capital Bank’s at about 15%. And so when we think about and we’ve talked about revenue synergies that could come from the combined company, we have a very robust treasury management product services offering that we think would fit very nicely and add to existing capabilities that Capital has. So on the commercial side, we see big opportunities there. On the consumer side, in terms of deposit taking, again, Capital, we’re very impressed with their solid core funding in the retail bank. But we think we have the ability and capability to jointly grow that as well and certainly that’s a fee generator as well. So there’s lots that we can do. Again, we didn’t model it, to be conservative, but we think there is meaningful upside over time.

D. Bryan Jordan – First Horizon National Corporation – Chairman, CEO, President, Chairman of First Tennessee Bank National Association, CEO of First Tennessee Bank National Association and President of First Tennessee Bank National Association

Jason, this is Bryan. I’ll add that it. One of the very attractive aspects of this combination is the great work that Gene and Chris and the entire Capital team has done to transform the business over time. If you look at the makeup of the customer activity, there is tremendous similarity between our businesses, and as BJ indicated, we have the ability to bring our products and our capability to the table to help create additional synergies and additional revenue. And the positive aspect of that is that we’re not going to spend the next 2 years repositioning the nature of the business activity. That work has been already done. We’re working on parallel tracks and we’ll combine the organizations and we’ll hit the ground running, bringing new capabilities, products and services to the combined customer base.

Jason Matthew Oetting – JP Morgan Chase & Co, Research Division – Analyst

Okay. That’s helpful. How do you guys anticipate the deal changing the overall asset sensitivity of the balance sheet?

William C. Losch – First Horizon National Corporation – CFO, EVP, CFO of First Tennessee Bank National Association and EVP of First Tennessee Bank National Association

Jason, it’s BJ again. So both firms were asset-sensitive. As we looked at it, First Horizon is a little bit more asset-sensitive than Capital. So when we combine the 2 organizations, we will still have that upside from asset sensitivity and we’re pleased with what the interest rate risk positioning will be.

Jason Matthew Oetting – JP Morgan Chase & Co, Research Division – Analyst

Okay. And one more, if I could. I’m just thinking about the time deposits you’re going to be picking up in the deal. Is the plan to let those run off or how are you thinking about the deposit mix, going forward?

William C. Losch – First Horizon National Corporation – CFO, EVP, CFO of First Tennessee Bank National Association and EVP of First Tennessee Bank National Association

Well I think, we’ve got to first get in and understand the customer base, right? So we don’t want to have an operating assumption that we want to necessarily run anything off. Now there are some jumbo deposits that are maybe less relationship-oriented, so we may look at those first, but time deposits are an important part of the deposit mix and important for customers. So again, we’ll get in there, we’ll look at how we want to optimize the deposit mix of the combined company. But what I would tell you is, if you looked at Capital Bank’s deposit mix today, their deposit rates paid, it’s very impressive. For a firm that they have built over the last several years the way that they have, it’s about 39 basis points, the deposit rate paid, which is very, very strong. And so we’re happy to be starting from a position of strength from that perspective and it gives us flexibility to do things the right way for customers. We do have — in terms of Capital Bank and what they’ve been doing with CDs, if you were to look at their deposit mix a couple of years ago, they would have had a much higher CD portfolio than they have today. They’ve done an excellent job repositioning those types of balances down, putting them into more longer-term type deposits or letting them go as they were unprofitable. So again, the mix has been very good and we’ll continue to work on it.

D. Bryan Jordan – First Horizon National Corporation – Chairman, CEO, President, Chairman of First Tennessee Bank National Association, CEO of First Tennessee Bank National Association and President of First Tennessee Bank National Association

There’ll also be some geographic differences in the franchise, South Florida. And the CD product is a different product and there’s more demand for that. So that’ll also give an opportunity to change the way we look at longer-term funding.

Operator

You’re next question comes from the line of John Pancari with Evercore.

John G. Pancari – Evercore ISI, Research Division – Senior MD, Senior Equity Research Analyst and Fundamental Research Analyst

Just quickly on your earn back math. Did you guys run a static earn back calc? And if you did, what did you come up with on that basis? Just taking the estimated tangible book value dilution and then take into account the accretion annually on EPS, what kind of math did you come up with there?

William C. Losch – First Horizon National Corporation – CFO, EVP, CFO of First Tennessee Bank National Association and EVP of First Tennessee Bank National Association

1.2 years.

John G. Pancari – Evercore ISI, Research Division – Senior MD, Senior Equity Research Analyst and Fundamental Research Analyst

1.2, you said?

William C. Losch – First Horizon National Corporation – CFO, EVP, CFO of First Tennessee Bank National Association and EVP of First Tennessee Bank National Association

Correct.

John G. Pancari – Evercore ISI, Research Division – Senior MD, Senior Equity Research Analyst and Fundamental Research Analyst

All right, I guess I’m not following. So in terms of tangible book value dilution, I guess I come up with $0.87 or so, and then $0.13 accretion on EPS on 20 19, so it would — for us, we are getting high single digits in terms of years?

William C. Losch – First Horizon National Corporation – CFO, EVP, CFO of First Tennessee Bank National Association and EVP of First Tennessee Bank National Association

Well, I guess it depends on how you look at statics. But ours is just over a year, estimating tangible book over time and the pro forma and comparing it to standalone at closing and taking the pro forma earnings from the company. So that’s how we did it. If you look, I guess, at just simply shorthand method which is maybe what you’re talking about, I think we calculate it at about 8 years.

John G. Pancari – Evercore ISI, Research Division – Senior MD, Senior Equity Research Analyst and Fundamental Research Analyst

And that would include merger charges?

William C. Losch – First Horizon National Corporation – CFO, EVP, CFO of First Tennessee Bank National Association and EVP of First Tennessee Bank National Association

Yes, it would. Now keep in mind, we don’t even consider that a viable way to look at earn back because it doesn’t take into account growth dynamics, it makes no room for capital deployment or capital optimization. So again, we laid out what we thought were the 2 most appropriate ways of looking at earn back: the incremental at 2.2 and crossover at 4.9, we think those are very appropriate, well within our tolerance ranges.

John G. Pancari – Evercore ISI, Research Division – Senior MD, Senior Equity Research Analyst and Fundamental Research Analyst

All right, BJ. And then in terms of the branch consolidation opportunity, I know you cited that there’s opportunity there and you also pointed to the low deposits — the lower than First Horizon’s deposits per branch. But there’s also no — not significant overlap and Capital Bank was already operating at a relatively low efficiency ratio. So could you talk about what type of opportunity you have on branches? How much, how many branches you could consolidate? And how much of the savings could that contribute?

William C. Losch – First Horizon National Corporation – CFO, EVP, CFO of First Tennessee Bank National Association and EVP of First Tennessee Bank National Association

Yes. So Capital has been repositioning their branch network and doing a great job of doing that. And I think they expect to close 18 branches this year over the course of 2017. And then in 2018, in terms of our operating assumptions, I believe we have 26 financial centers that would ultimately be closed. We have about 20% of the combined financial centers across both organizations that are within a 2-mile radius. So clearly, that’s part of what our planning is looking at.

D. Bryan Jordan – First Horizon National Corporation – Chairman, CEO, President, Chairman of First Tennessee Bank National Association, CEO of First Tennessee Bank National Association and President of First Tennessee Bank National Association

We’ve got to go through a real evaluation process. We know there’s a tremendous amount of overlap, branches in close proximity. And we’re in the process over the next couple of months looking at branch patterns and density and making those evaluations. But we think branch closure, consolidation can be a significant contributor to our ability to realize these cost savings.

John G. Pancari – Evercore ISI, Research Division – Senior MD, Senior Equity Research Analyst and Fundamental Research Analyst

Okay, Bryan, and one more. On those cost saves, can you give us an idea of the timing through ‘18 and into ‘19, how we should expect the timing of the cost saves? And then, also, does that take into account any incremental regulatory costs that you may incur as you’re getting near on a combined basis, you’ll be nearing the SIFI threshold as it stands now.

William C. Losch – First Horizon National Corporation – CFO, EVP, CFO of First Tennessee Bank National Association and EVP of First Tennessee Bank National Association

Yes. So let’s see, we’ve got 75% of the cost saves coming in 2018 and 100% by 2019. So that’s the breakdown. And then from a regulatory and cost perspective, yes, we’ve taken all that cost into account, either in merger one-time or net of the cost saves.

D. Bryan Jordan – First Horizon National Corporation – Chairman, CEO, President, Chairman of First Tennessee Bank National Association, CEO of First Tennessee Bank National Association and President of First Tennessee Bank National Association

We don’t expect it to have a huge impact on the SIFI bright-line designation. And we think we’ve got a lot, if not significantly all of the infrastructure in place. One of the things that has been modeled in is the anticipated or expected impact on revenues of the Durbin Amendment as it relates to the interchange revenue that Capital Bank has been earning. So that is built into our model as well. So we think we’ve built our cost saves in a way that models in all of the anticipated costs of combining the 2 organizations and operating them in a thoughtful and efficient fashion. But at the same time, we think that we have the ability to continue to build on our long-term track record of getting more efficient beyond this transaction.

Operator

Your next question comes from the line of Jennifer Demba of SunTrust.

Jennifer Haskew Demba – SunTrust Robinson Humphrey, Inc., Research Division – MD

I have 2 questions. First, Bryan, can you just talk about how you guys are factoring in what appears to be an increasingly-competitive environment in the Carolinas with the most recent — all the recent deals that have been announced? And how that factors into your financial assumptions and your integration plans with regards to retaining revenue producers, et cetera?

D. Bryan Jordan – First Horizon National Corporation – Chairman, CEO, President, Chairman of First Tennessee Bank National Association, CEO of First Tennessee Bank National Association and President of First Tennessee Bank National Association

Yes. Absolutely. I’ll start and then I’ll ask Gene to pick up on it. The — we think that the platform that we have built, which has been referred to as our mid-Atlantic franchise, which is largely built around commercial, middle market, and private client wealth banking, fits very, very nicely with the strong presence that Gene and Capital Bank has built in the Carolinas, both North and South. We think that we will certainly go through a very thoughtful analysis over the next several months as we evaluate the relative positioning of branches as well as talent. We’re going to have a very thoughtful process around people. We think there are outstanding bankers on both sides of the organization serving great customers. And we think that combining the 2 will give us a tremendous amount of momentum in that marketplace. You can describe the market as becoming more competitive or you can say there’s a lot of change going on in the market. And we look at it as an opportunity to build on the strengths that we have in our franchise and that Gene and team have built. We intend to operate in North Carolina as Capital Bank, which will be, I think, a relative strength, and we think that as so much change is going on, it gives us an opportunity to continue to build out our platform of acquiring customers as well as bringing new talent onto the platform.

R. Eugene Taylor – Capital Bank Financial Corp. – Chairman, CEO, President, CEO of Capital Bank Corporation and President of Capital Bank Corporation

Jennifer, it’s Gene Taylor. First, I’d like to say to everyone how excited I am for the Capital Bank leadership team and teammates to be joining First Horizon, First Tennessee. It is a great strategic fit for our company and we’d be glad to speak to any of that, but later. But as it relates to your — that question, our previous deals had predominantly been commercial real estate concentration banks. We have reduced that significantly, and we have achieved our growth by being a real good commercial and industrial lending company to the best companies in the markets that we serve. And one of the — and we like commercial real estate. We just didn’t want the concentrations. So I think the combination of these 2 companies is going to give us a real C&I powerhouse in markets where the company will operate. And I’m looking forward to it.

Jennifer Haskew Demba – SunTrust Robinson Humphrey, Inc., Research Division – MD

Second question is, Bryan, in the past you’ve expressed some hesitancy getting closer to $50 billion in assets. Can you just talk about your thoughts around getting to $40 billion?

D. Bryan Jordan – First Horizon National Corporation – Chairman, CEO, President, Chairman of First Tennessee Bank National Association, CEO of First Tennessee Bank National Association and President of First Tennessee Bank National Association

Yes. I have expressed consistently reservations around the bright line at $50 billion. I still remain optimistic that we will see some legislative relief on the bright line and as outlined in Dodd-Frank. And I think, from a practical perspective, I think both the Federal Reserve and the OCC and other primary regulators have started to indicate some differentiation around that bright line, and those just above and those that are significantly above. That said, we think that we’re comfortably — at basically 80% of the bright line, we’re comfortably back from the bright line. And as I mentioned a little bit earlier, we think that we have the risk management, the DFAST and stress testing capabilities built sufficiently that as we approach that bright line, it will add some incremental cost. But we don’t think it will be significantly additive to our cost structure because we have modeled or built the organization and done our modeling to be a larger organization. So we have the infrastructure that we think is scalable. So I think we’re comfortably back from that line today. Don’t want to cross it unnecessarily without — and I guess I’m somewhat hopeful that we will continue to see progress in moving legislatively that bright line up to what I think is a more appropriate number at multiples of where it’s set today.

Operator

Your next question comes from the line of Emlen Harmon of JMP Securities.

Emlen Briggs Harmon – JMP Securities LLC, Research Division – MD and Senior Research Analyst of Regional Banks

BJ, I was hoping you could walk us through just your assumptions on the earnings accretion. And I guess, specifically, just what are you using for a base for First Horizon EPS in ‘19, as that consensus? And then what are your projections for the Capital Bank net income growth over that time period?

William C. Losch – First Horizon National Corporation – CFO, EVP, CFO of First Tennessee Bank National Association and EVP of First Tennessee Bank National Association

Yes, so what we did, just to keep it easy, is the earnings accretion is based on Street estimates for both firms and so we just layered in mostly the cost savings assumptions into that as well as — obviously, the pro forma share count. So that was it.

Emlen Briggs Harmon – JMP Securities LLC, Research Division – MD and Senior Research Analyst of Regional Banks

Got it. And then just thinking about kind of futuristic strategic opportunities. I think you guys have typically managed to common equity tier one. Looks like you’re going to be comfortably in that range post acquisition, but maybe TCE is a little below 7%. Do you feel the need to build capital at all before we do anything else strategically and just what is your appetite for doing other deals on top of this one?

D. Bryan Jordan – First Horizon National Corporation – Chairman, CEO, President, Chairman of First Tennessee Bank National Association, CEO of First Tennessee Bank National Association and President of First Tennessee Bank National Association

Emlen, this is Bryan. I guess a couple of thoughts: one, we’re focused on doing a great job of integrating these 2 organizations and that is job number one for us for the next 1.5 years to 2 years in our view; and two, I have consistently said, I don’t believe that you have to warehouse capital to do smart and attractive transactions and that they should and will stand on their own. So I don’t believe that we have any need to build capital as to do anything down the road. And that’s really not in our field of vision right now. What is important about this is, we have said, fairly consistently, that getting our capital ratios in that 8% to 9% common equity tier 1 range was our objective. This gets us right to the top of that range. We’re comfortable there. We will evaluate the need for capital build based on market conditions and capital levels, for that matter. Capital build, capital levels based on market conditions, what’s going on with credit cycles, et cetera. But we don’t feel any need to build capital on a pro forma basis when we get this fully integrated in 2019.

Operator

Your next question comes from the line of Ken Zerbe of Morgan Stanley.

Kenneth Allen Zerbe – Morgan Stanley, Research Division – Executive Director

Actually I had a question for Gene, if that’s okay? Can you just talk about the thought process or — because again, I will admit, I don’t know what was in your earnings or multiple. But why do you sell at a 3% discount to where the stock is currently trading?

R. Eugene Taylor – Capital Bank Financial Corp. – Chairman, CEO, President, CEO of Capital Bank Corporation and President of Capital Bank Corporation

Chris Marshall wants to address [19] and you know Chris.

Christopher G. Marshall – Capital Bank Financial Corp. – CFO

Ken, so first of all, with regard to our company’s stand-alone, we felt great about where we’re positioned with regard to Street estimates. We didn’t think they gave us full credit for some of the earnings improvements we had targeted for the end of the year and which we feel extremely confident that we’ll deliver on. So Capital Bank as a stand-alone company was doing a great job and we feel we’ll continue to do even a greater job as part of First Horizon. But as a public company, we’re always looking at potential combinations, whether they’re acquisitions or opportunities to partner with a larger firm. With the — the goal is seeing what is going to provide the best, most consistent returns for our shareholders over the long term. And in this case, we thought, in synergies, not just the cost synergies, but as Bryan and BJ have pointed out, the revenue synergies are very significant and we think the combination of these 2 companies is going to be a powerhouse in the Southeast. And from that regard, we think, while there will be an initial discount to the share price, we think the upside to our shareholders is very, very significant.

Kenneth Allen Zerbe – Morgan Stanley, Research Division – Executive Director

Understood. Okay. And then just back to First Horizon, really quick. The terms of integration expenses, I’m sorry if I missed. But how much are we talking about there? And just to be clear, is any part of the integration expenses already included in the 9.5% book value dilution or is this separate?

William C. Losch – First Horizon National Corporation – CFO, EVP, CFO of First Tennessee Bank National Association and EVP of First Tennessee Bank National Association

Ken, it’s BJ. Yes, so on one of the slides we did point out the merger — estimated merger one-time cost I think is about $121 million or so. We assume that 50% of that does occur at closing and so 50% of that is roughly $60 million, let’s say, is included in the 9.5% dilution.

D. Bryan Jordan – First Horizon National Corporation – Chairman, CEO, President, Chairman of First Tennessee Bank National Association, CEO of First Tennessee Bank National Association and President of First Tennessee Bank National Association

And the rest is included in the earn back calculation.

Operator

You’re next question comes from the line of Kevin Fitzsimmons of the Hovde Group.

Kevin Patrick Fitzsimmons – Hovde Group, LLC, Research Division – Co-Head of Research

Hovde Group. BJ, if I can start with you. Can you just — I just haven’t run the math yet, but First Horizon’s been pretty consistently at like a low 2.90s to maybe topping out at about 3% net interest margin on last number of quarters. I’m just wondering on a combined basis, how you guys see the combined margin coming and then where you can see it going with some of the steps you can do?

William C. Losch – First Horizon National Corporation – CFO, EVP, CFO of First Tennessee Bank National Association and EVP of First Tennessee Bank National Association

Yes, happy to do that. So one of the slides that we referred to is what all this does to our bonefish targets, which really, in every sense, save for the fee income mix, which is totally fine with us, improves it significantly. When we put the pro forma businesses together, you combine that with asset sensitivity and what we think the rates could do, even modestly, going forward and diversifying our net interest margin away from our trading inventory at FTN, we see net interest margin opportunity up 20 basis points — 15, 20 basis points on a fully phased-in basis. So we see us getting closer to our targets, if not, through the low end of our net interest margin targets on a combined basis. So another reason that we’re very excited about it.

Kevin Patrick Fitzsimmons – Hovde Group, LLC, Research Division – Co-Head of Research

Great. It’s a good segue to my next question. You mentioned the fixed income business and that, obviously, will be a proportionately smaller part of the combined company. Is there any — has that been kept or maintained to a certain limit or proportion on FHN? And now that it’s is going to be a smaller piece of the combined company, is there any takeaway that you may be willing to look to increase that just to — I know you guys just always talked about it as being a good hedge. And so, theoretically, it’s less of a hedge to the combined company. Would you look to beef that business up even more?

D. Bryan Jordan – First Horizon National Corporation – Chairman, CEO, President, Chairman of First Tennessee Bank National Association, CEO of First Tennessee Bank National Association and President of First Tennessee Bank National Association

Kevin, this is Bryan. In many terms — in any way you think about it, we think about FTN as an attractive business. It provides us attractive returns on the capital we have allocated to it. And as evidenced by our recent merger with Coastal Securities, which closed in early April, we’re very interested in opportunities to deploy capital in that business. I’ve said for a number of years that we thought that the growth opportunities and the opportunities to deploy capital would be greater in the banking business. And as a result, the relative size of FTN to the combined organization would likely be smaller. But that was not a reflection on the importance of the capital we have dedicated there or the nature or the makeup of that business. It was just a mathematical equation that was going to happen. So FTN, as you point out, we’ll be relatively smaller to the combined organization. But it really does not diminish in our confidence or our expectation in the ability to continue to grow there and continue to do it in a profitable and meaningful fashion.

Operator

Your next question comes from the line of Geoffrey Elliott of Autonomous Research.

Geoffrey Elliott – Autonomous Research LLP – Partner, Regional and Trust Banks

Maybe, Gene and Bryan, you can both give us a little bit of the history on this transaction. How did it come about? Who started talking to whom? Were there lots of other parties looking at Capital? How did it all play out?

D. Bryan Jordan – First Horizon National Corporation – Chairman, CEO, President, Chairman of First Tennessee Bank National Association, CEO of First Tennessee Bank National Association and President of First Tennessee Bank National Association

I’m going to let Gene start.

D. Bryan Jordan – First Horizon National Corporation – Chairman, CEO, President, Chairman of First Tennessee Bank National Association, CEO of First Tennessee Bank National Association and President of First Tennessee Bank National Association

Geoffrey, Gene Taylor. I would say that as Chris Marshall said earlier, we had entertained visits from numerous organizations over the past several years. As we were building out our company and we always, as you would expect any company to do, had great strategic conversations about our ability to lever up our own capital and our own market positions. And it just became more and more clear to us that it was advantageous for us to find a partner to leverage up our capabilities. Back to the earlier questions, one of the great things about this combination is, what we’ve done in the Carolinas and Florida will help this company tremendously. I think we’ve got a great record of growing revenues, growing lending. We didn’t do well in fees, we didn’t do well in wealth management, we didn’t do well in a number of other areas. But a lot of it had to do with the history of the companies that we had bought. So what we’ve done is we looked for someone that would complement what we’re doing and we could actually help, and we felt very strongly, Brian and BJ, and First Horizon would be that combination.

D. Bryan Jordan – First Horizon National Corporation – Chairman, CEO, President, Chairman of First Tennessee Bank National Association, CEO of First Tennessee Bank National Association and President of First Tennessee Bank National Association

Geoffrey, this is Bryan. Gene and I have known each other for a long time and I have admired the work that they have done. We were interested in the opportunity when they acquired GreenBank over in the Eastern part of our state. We’ve had a good relationship and it’s taken us a while to get to this point, but we think the timing is very, very good. And we think that, as Gene said, there are great growth opportunities for the combined organization that we probably couldn’t realize individually. And we think that it is was a great time to create significant shareholder value by combining these 2 organizations for both sets of shareholders.

Geoffrey Elliott – Autonomous Research LLP – Partner, Regional and Trust Banks

And then, Brian, maybe to follow up. I think you could have got quite close to the 8% EPS accretion just by buying back First Horizon’s stock, probably not the 8%, but maybe you could have got to 6% or something like that. So why not go down that route with less execution risk, not having to worry about the multiple impact of being a bank that’s getting closer to the $50 billion. Why not just buy back stock instead?

D. Bryan Jordan – First Horizon National Corporation – Chairman, CEO, President, Chairman of First Tennessee Bank National Association, CEO of First Tennessee Bank National Association and President of First Tennessee Bank National Association

Well, mathematically, you can generally always get EPS accretion with a stock buyback. And I haven’t run through that number, exactly. So I won’t argue whether it’s 6 or whatever the number is. But I would say that you don’t create additional opportunity for the combined — for the organization, particularly in this case, significantly building out on the investments that we’ve been making in mid-Atlantic. And opening up new markets to us in South Carolina. Creating a significantly stronger presence in the state of Tennessee with the combined organization. So from our perspective, we look at deploying capital in ways that can increase shareholder value and open up opportunities as being vitally important to us. And as we’ve alluded a number of times, we think that we have put in place reasonably conservative modeling around our cost saves, very achievable. And we also, as we’ve pointed out a couple of times, think there is significant revenue synergies that we haven’t modeled in. But even on the basic modeling, we drive significantly closer to our ROE, ROA, efficiency, NIM targets. So we looked at it as a strategic opportunity that gave us improved earnings, it gave us the ability to build the franchise in new and exciting markets. It enhances our combined growth rate. If you look at the demographics of the markets that Capital Bank operates in and where we started to build the presence in mid-Atlantic, we think it’s a significant advantage to using capital to buy back stock.

Operator

Your next question comes from the line of Ebrahim Poonawala of Bank of America.

Ebrahim Huseini Poonawala – BofA Merrill Lynch, Research Division – Director

Just had a couple of follow-up clarification questions. One, just wanted to make sure, does 30% cost save number already account for the branches you expect to consolidate? Bryan, you mentioned that you plan to go through this in the next few months in terms of figuring out where the overlap is and where you can rationalize the branches. So just trying to understand how much of that is already baked in the 30% and is there some savings over and above that you could get from sort of additional analysis of the footprint?

William C. Losch – First Horizon National Corporation – CFO, EVP, CFO of First Tennessee Bank National Association and EVP of First Tennessee Bank National Association

Right. So Ebrahim, it’s BJ. So as I mentioned earlier, Capital is already in the process of closing 18 this year. We’re not expecting to have the deal closed till the end of this year. So obviously, they would do that as a stand-alone company. In addition to that, once we did close, we are expecting something in the range of 26 or so consolidations based on our initial assumptions. Again, we’re going to go back in and look at that and validate that assumption as well as look at other opportunities to do so. But that’s how we’re thinking about it.

Ebrahim Huseini Poonawala – BofA Merrill Lynch, Research Division – Director

Understood. And just separately, in terms of the lending portfolio at Capital, is there anything or any piece of the portfolio that you expect to run off? And secondarily, are there any opportunities where given the increased balance sheet capacity, where you could go after large relationships that were probably out of reach on a stand-alone Capital?

D. Bryan Jordan – First Horizon National Corporation – Chairman, CEO, President, Chairman of First Tennessee Bank National Association, CEO of First Tennessee Bank National Association and President of First Tennessee Bank National Association

Ebrahim, this is Bryan. We are very, very pleased with the construction of the capital portfolio. As I mentioned earlier, it is and Gene accented or highlighted as well, it is a largely a C&I oriented portfolio. We think that on a combined basis, we are not overly concentrated in commercial real estate. And as we look at it, we believe we have the opportunity to be — continue to be front-footed for good opportunities in commercial real estate. When we look at the nature of the lending, the lending relationships, and where to the extent where we have overlapping relationships, we feel very, very good about the way they have underwritten and supported the credits. We think that there is tremendous similarity. We don’t see any areas where we think we have to pull back from any of the lending activity that’s going on. And to your final point, I think we have the ability with a larger balance sheet, particularly relationships that Capital has that we don’t have today to take bigger hold positions. So we think that there is potential upside in the relationships that Capital has built where we at First Tennessee don’t have a relationship today.

Operator

Your next question comes from the line of Tyler Stafford of Stephens.

Tyler Stafford – Stephens Inc., Research Division – Research Analyst

Bryan, a few minutes ago you discussed how Capital helped you in the build-out of what you’re already doing in the mid-Atlantic. And then obviously it helps you in your legacy Tennessee footprint. But I didn’t really hear you discuss the Florida franchise? So I’m wondering if you could share any thoughts on the plan for Capital’s South Florida franchise. Obviously, you’re jumping over a state or 2 to get to Florida. Is that a market you want to be in over the longer term? Do you see opportunities for growth and expansion there? Or could we potentially see you exit that part of Capital’s franchise?

D. Bryan Jordan – First Horizon National Corporation – Chairman, CEO, President, Chairman of First Tennessee Bank National Association, CEO of First Tennessee Bank National Association and President of First Tennessee Bank National Association

No, we’re excited about the opportunities in South Florida. We have jumped a little bit. We have a small presence in an office in Jacksonville. I know that’s a long way from South Florida. Capital Bank has strong presence in South Florida and I think it’s in our slide deck; if it’s not, it ought to be. If you look at South Florida, the deposit base in South Florida is roughly twice that of the entire state of Tennessee. So we see it as a great opportunity to build new relationships and to capitalize on the heavy lifting that Gene and the team have put in place there. So we’re excited about the opportunity to open up the new market to us.

Operator

Your next question comes from the line of Michael Rose of Raymond James.

Michael Edward Rose – Raymond James & Associates, Inc., Research Division – MD, Equity Research

Just a quick one. How much of the cost saves would you expect to, just roughly speaking, realize in 2018 versus ‘19?

William C. Losch – First Horizon National Corporation – CFO, EVP, CFO of First Tennessee Bank National Association and EVP of First Tennessee Bank National Association

75% of $65 million.

Operator

Your next question comes from the line of Casey Haire of Jefferies.

Casey Haire – Jefferies LLC, Research Division – VP and Equity Analyst

BJ, I just wanted to follow up and clarify about the efficiency ratio on Slide 5. I think you mentioned a couple of hundred basis points of improvement. Is that so — but there’s also a checkmark by it. Do you expect basically to get to the 60 to 65 by 2019 or should we be thinking about it as a couple of hundred basis points from the 72 level in ‘16?

William C. Losch – First Horizon National Corporation – CFO, EVP, CFO of First Tennessee Bank National Association and EVP of First Tennessee Bank National Association

No, I think we can get there. I think we can get to within that range in 2019.

Casey Haire – Jefferies LLC, Research Division – VP and Equity Analyst

Okay. And the math is just the cost take-out on the Capital side as well as the stronger NIM?

William C. Losch – First Horizon National Corporation – CFO, EVP, CFO of First Tennessee Bank National Association and EVP of First Tennessee Bank National Association

Correct.

Operator

And there are no further questions at this time. I’ll now turn the call back over to Mr. Bryan Jordan for closing remarks.

D. Bryan Jordan – First Horizon National Corporation – Chairman, CEO, President, Chairman of First Tennessee Bank National Association, CEO of First Tennessee Bank National Association and President of First Tennessee Bank National Association

Thank you, Karen. While we wrap up, Gene, any closing thoughts?

R. Eugene Taylor – Capital Bank Financial Corp. – Chairman, CEO, President, CEO of Capital Bank Corporation and President of Capital Bank Corporation

I would just say to anyone listening that Chris and I and the leadership team at Capital Bank are genuinely excited about the combination. I have no reservations whatsoever. Ebrahim and others that ask about the ability to grow revenues, our ability to do that. We were so much constrained. We had great clients and we had limitations on what we could do for them. And I am absolutely convinced that we’ll see revenue lift. And more importantly, I think that the combination of the companies is really good for my teammates and really good for our shareholders. So thanks, Bryan.

D. Bryan Jordan – First Horizon National Corporation – Chairman, CEO, President, Chairman of First Tennessee Bank National Association, CEO of First Tennessee Bank National Association and President of First Tennessee Bank National Association

Thank you, Gene. I, too, am very excited about this opportunity. It’s great to be working more closely with Gene and his team. They have an outstanding reputation and they’ve done great work in building Capital Bank. We think putting the 2 organizations together is an opportunity to really change the trajectory and create shareholder value through the combined organization. We appreciate you taking time to join us this morning. Thank you, again, to all the First Horizon, Capital Bank folks that might be listening this morning for the great work you’re doing, taking care of our customers. We look forward to getting out and spending time with you all over the next couple of weeks. If you have any follow-up questions and need any additional information, please reach out to any of us and we’ll be happy to try to get to that information. Thank you all and hope you have a great day.

Operator

This does conclude today’s conference call. All participants may now disconnect.

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Forward-Looking Statements

This communication may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our beliefs, plans, goals, expectations, and estimates. Forward-looking statements are not a representation of historical information, but instead pertain to future operations, strategies, financial results or other developments. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “should,” “is likely,” “will,” “going forward,” and other expressions that indicate future events and trends identify forward-looking statements.

Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, operational, economic and competitive uncertainties and contingencies, many of which are beyond the control of First Horizon and Capital Bank, and many of which, with respect to future business decisions and actions, are subject to change. Examples of uncertainties and contingencies include, among other important factors: global, general, and local economic and business conditions, including economic recession or depression; expectations of and actual timing and amount of interest rate movements, including the slope and shape of the yield curve, which can have a significant impact on a financial services institution; market and monetary fluctuations, including fluctuations in mortgage markets; inflation or deflation; customer, investor, competitor, regulatory, and legislative responses to any or all of these conditions; demand for First Horizon’s and Capital Bank’s product offerings; the actions of the SEC, the Financial Accounting Standards Board (FASB), the Office of the Comptroller of the Currency (OCC), the Board of Governors of the Federal Reserve System (Federal Reserve), the Federal Deposit Insurance Corporation (FDIC), the Financial Industry Regulatory Authority (FINRA), the U.S. Department of the Treasury (Treasury), the Municipal Securities Rulemaking Board (MSRB), the Consumer Financial Protection Bureau (CFPB), the Financial Stability Oversight Council (Council), the Public Company Accounting Oversight Board (PCAOB), and other regulators and agencies, including in connection with the regulatory approval process associated with the merger; pending, threatened, or possible future regulatory, administrative, and judicial outcomes, actions, and proceedings; current or future Executive orders; changes in laws and regulations applicable to First Horizon and Capital Bank; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where First Horizon and Capital Bank do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; First Horizon’s and Capital Bank’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; and other factors that may affect future results of First Horizon and Capital Bank.

Additional factors that could cause results to differ materially from those contemplated by forward-looking statements can be found in First Horizon’s Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Reports on Form 10-Q filed with the SEC and available in the “Investor Relations” section of First Horizon’s website, http://www.firsthorizon.com, under the heading “SEC Filings” and in other documents First Horizon files with the SEC, and in Capital Bank’s Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended March 31, 2017, filed with the SEC and available in the “Investor Relations” section of Capital Bank’s website, https://www.capitalbank-us.com/, under the heading “Financials & Filings” and in other documents Capital Bank files with the SEC.

Important Other Information

In connection with the proposed transaction, First Horizon will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of First Horizon and Capital Bank and a prospectus of First Horizon, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving First Horizon and Capital Bank will be submitted to First Horizon’s shareholders and Capital Bank’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF FIRST HORIZON AND STOCKHOLDERS OF CAPITAL BANK ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about First Horizon and Capital Bank, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Clyde A Billings, Jr., First Horizon National Corporation, 165 Madison, 8th Floor, Memphis, TN 38103, telephone (901) 523-5679, or Capital Bank Financial Corp., Attention: Secretary, 4725 Piedmont Row Drive, Suite 110, Charlotte, NC 28210.

Participants in the Solicitation

First Horizon, Capital Bank, and certain of their respective directors, executive officers, and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding First Horizon’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 13, 2017, and certain of its Current Reports on Form 8-K. Information regarding Capital Bank’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on April 28, 2017, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.